

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2010

Bryce Blair
Chief Executive Officer
Avalonbay Communities, Inc.
Ballston Tower
671 N. Glebe Rd, Suite 800
Arlington, Virginia 22203

> **Re: Avalonbay Communities, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Proxy Statement on Schedule 14A**
> **Filed March 31, 2010**
> **File No. 001-12672**

Dear Mr. Blair:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant